Filed by Entegris, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

ENTEGRIS SUBSIDIARY ADOPTS SHARE RIGHTS PLAN

CHASKA/MINNEAPOLIS, Minn., July 26, 2005 – Entegris, Inc., (Nasdaq: ENTG) announced today that, in accordance with the terms of its Merger Agreement with Mykrolis Corporation and as contemplated by the joint proxy statement of the companies regarding the merger, the Board of Directors of its wholly-owned subsidiary, Eagle DE, Inc. (“Entegris Delaware”), has adopted a share rights plan. The rights under the plan will not be issued until after the effective time of the merger.

Share Rights Plan

Under the share rights plan, the Board of Directors of Entegris Delaware has declared, subject to the merger becoming effective, a dividend of one preferred share purchase right on each share of common stock of Entegris Delaware that will be outstanding on August 8, 2005 to shareholders of record at the close of business on that date. The rights will expire on August 8, 2015. Each right will entitle shareholders of Entegris Delaware, the surviving corporation in the merger (which will be renamed Entegris, Inc.), to buy one-hundredth of a share of a series of preferred stock at an exercise price of $50, subject to adjustment. The rights will generally become exercisable only after a person or group acquires beneficial ownership of 15 percent or more of the common stock or announces a tender or exchange offer that would result in that person or group beneficially owning 15 percent or more of the common stock, subject to possible extension. If any person or group becomes an owner of 15 percent or more of the common stock, each right will entitle its holder – other than the 15 percent shareholder – to purchase, at the right’s then-current exercise price, shares of the corporation’s common stock having a value of twice the exercise price.

In addition, if the corporation is acquired in a merger or other business combination transaction or sells 50 percent or more of its assets or earnings power, each right will generally entitle its holder to purchase, at the right’s then-current exercise price, common shares of the acquiring company having a market value of twice the right’s exercise price.

In certain circumstances, the corporation may exchange the rights for shares of its common stock or delay or temporarily suspend exercisability of the rights. The corporation may redeem rights at $0.01 per right, subject to adjustment, at any time before a person or group becomes the beneficial owner of at least 15 percent of the corporation’s common stock.

The rights dividend will be effective only if the merger is consummated. Following consummation of the merger, a letter will be sent out to shareholders of record on the record date outlining further details of the share rights plan.

ABOUT ENTEGRIS

Entegris products and services protect and transport the critical materials enabling the world’s leading technologies. As a leading materials integrity management company, Entegris provides products and services used in key technology industries including the semiconductor, data storage, chemical processing, biopharmaceutical, medical device and fuel cell.

Entegris is ISO 9001 certified and has manufacturing or service facilities in the United States, France, Germany, Japan, Malaysia and Singapore. Its advanced research laboratories are located in Minnesota and Colorado, USA. Directly and through distributors, Entegris provides customer support on six continents. Additional information can be found at www.entegris.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. A registration statement on Form S-4 also has been filed with the SEC. Security holders of each company and other investors are urged to read the registration statement and the joint proxy statement/ prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction because they contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Entegris, Mykrolis and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Entegris’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Form 10-K filed with the SEC on November 12, 2004, and information regarding Mykrolis’ directors and executive officers is available in the joint proxy statement/prospectus and in its Form 10-K filed with the SEC on March 11, 2005 (as amended by Form 10-K/A filed with the SEC on April 14, 2005). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.